Filed by:   Deluxe Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933 Commission File No.: 0-30791
                         Subject Company: eFunds Corporation


THESE SLIDES WERE SHOWN AT DELUXE'S ANNUAL MEETING OF SHAREHOLDERS ON AUGUST 4, 2000



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                                                            Shareholders Meeting
                                                                  August 4, 2000


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                              CAUTIONARY STATEMENT

Statements and estimates that may be discussed in management's report to shareholders are forward-looking as defined in the Private Securities Litigation Reform Act of 1995, and, as such, are necessarily subject to risks and uncertainties that could cause actual future results to differ materially from those projected. Additional information about various factors that could cause actual results to differ from those presented are contained in the quarterly report or Forms 10-Q filed by Deluxe Corporation and eFunds Corporation for the quarter ended June 30, 2000.

In addition, we have previously announced that, subject to receipt of a ruling from the Internal Revenue Service that the transaction will be tax free, Deluxe intends to distribute the balance of its interest in eFunds to its shareholders through an exchange offer.

We urge investors and security holders to read eFunds Corporation's Registration Statement on Form S-4, including the prospectus relating to the exchange offer, when it becomes available because they will contain important information. When these and other documents become available they may be obtained from the SEC's web site at www.sec.gov. Holders of Deluxe common stock may also obtain each of these documents (when they become available) for free by directing your request to Deluxe Corporation, c/o Shareholder Services, P.O. Box 64873, St, Paul, Minnesota, 55164-0873.

Comments made about the exchange offer shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of securities in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Because of the limitations imposed by the Securities Act and applicable rules and regulations, management cannot discuss the exchange offer. Because of those legal limitations and because a successful exchange offer will affect the number of Deluxe shares outstanding, management will not provide financial forecasts or other similar forward looking financial information.



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                             REPORT TO SHAREHOLDERS

                                  GUS BLANCHARD

                                CHAIRMAN AND CEO

                               DELUXE CORPORATION





































                                                            Shareholders Meeting
                                                                  August 4, 2000


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1999 in Review

                                1999                                1998

Net earnings                $203 million                       $143 million

Revenues                    $1.65 billion                      $1.93 billion

EPS                         $2.64                              $1.77

Gross margin                55.1%                              51.6%

SG&A                        36.8% of sales                     39.0% of sales

Op. income                  $302.1 million                     $243.0 million

                            18.3% of sales                     12.6% of sales

EBITDA                      $408.5 million                     $323.7 million

DVA                         $126 million                       $94.0 million


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                                   THANK YOU,

                                    DELUXERS!

















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                             JANUARY 31 ANNOUNCEMENT

                                     DELUXE

                                   CORPORATION



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STATUS OF THE SPLIT

o        Two separate companies

         --       Separate management teams

o        IPO completed June 30

         --       5.5 million shares sold to public

         --       Deluxe has 88% interest now

o        Applied for tax-exempt status from IRS

o        With IRS approval -- distribute shares

         --       Questions will be answered

o        Split-off completed late this year











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LAST 5+ YEARS

         o        Divested almost 20 businesses

         o        Grew revenues in 4 retained businesses

         o        Created new professional services company

         o        Created DebitBureau(SM)

         o        Consolidated/closed >40 plants/ distribution centers

         o        Grew eFunds to >$300 million in revenue in 1999










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LAST 5+ YEARS, CONT.

Income from cont. ops.                               Grown 115%

Return on sales                                      up 153%

EPS                                                  up 130%

Return on equity                                     up 235%

Return on assets                                     up 154%

Dividends paid out                                   $599 million

Capital expenditures                                 $563 million

Taxes                                                $385 million







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THE SPLIT

o        Two businesses . . .

         --       Worth more than one company

         --       Managed more effectively when separate

         -        Raise capital in their market segments

         --       Attract and retain people

o        Exchange offer -- shareholders can choose



                              THE RIGHT THING TO DO









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                             REPORT TO SHAREHOLDERS

                               LAWRENCE J. MOSNER

                                  VICE CHAIRMAN

                               DELUXE CORPORATION













                                                            Shareholders Meeting
                                                                  August 4, 2000








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                     "BUSINESS IS MORE THAN JUST SURVIVING."

                                  THE FLEXIBLE ENTERPRISE

                                  DAVID GEWIRTZ


















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                      JUST SURVIVING IS NOT THE DELUXE WAY.

















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                             WE BUILT THE BANDWAGON.



                          INNOVATION IS ALIVE AND WELL!















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                                   WE WILL NOT
                                  JUST SURVIVE.

                                  o     Culture

                                  o     Experience

                                  o     Resources













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CORE COMPETENCIES



o        Personalization engineering

         --       Mass customization

                  []       Units of one

                           --       100,000,000 annually

o        Direct marketing

         --       Leverage information

                  []       Cross-sell / up-sell

o        E-commerce capabilities

         --       Existing Web sites








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SKILL SETS

o        Manage information

o        Manage relationships




















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INTERNET NUMBERS

Checks Unlimited(TM)             ->        30 million customers

                                           2 billion impressions



Designer(R)Checks                 ->        10 million customers



Deluxe Business                   ->       1 million customers
Checks & Forms                             .5 million relationships





                              FIRST MOVER ADVANTAGE







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    [Graphic detailing correlation between Direct Marketing, Personalization
        Engineering and E-commerce Capabilities with the World Wide Web]




















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                        LEVERAGE COMPETENCIES AND ASSETS
                              TARGET MORE CUSTOMERS



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                              [Plaid Moon.com Logo]



         o        Targets consumers

         o        Allows them to create personalized items
















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                              [Plaid Moon.com Logo]





      [Graphic - Artist at computer] -> [Graphic - Rings] <- [Deluxe Logo]

      Creativity                                          Personalization/
                                                          Customization

















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{Plaid Moon.com Logo]





[Graphic - Artist at computer with artist's tools around him]
































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Leverage existing                                         [Plaid Moon.com Logo]
customer
relationships



                              Drive Internet traffic



                                                        Increase share of wallet






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                          New Opportunities to Look at

                                Small businesses

                          Children           Licensing of Platform

                                   [up arrows]

                               PLAID MOON PLATFORM





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Innovation

o        Filed three patents (one more)











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DELUXE

o        Innovate

o        Draw on core competencies

o        Interdependent businesses

         --       FI check printing

         --       Direct channel check printing

         --       Business forms

         --       Dot-com






















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                        JUST SURVIVING IS NOT FOR DELUXE!




















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